UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dex Media, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

      25213A107
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               April 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25213A107

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,878,927 (See Note 1 to Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,878,927 (See Note 1 to Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,878,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA

This Schedule 13D reflects the shares of Common Stock (as defined below) held by the Reporting Person identified below as of May 9, 2013.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $.001 per share (the “Common Stock”), of Dex Media, Inc. (“Issuer”).  The principal executive offices of Issuer are located at 2200 West Airfield Drive, P.O. Box 619810, DFW Airport, Texas 75261.

Item 2.  Identity and Background

(a).         NAME

Paulson & Co. Inc. (the “Reporting Person” or “Paulson”)

(b).         RESIDENCE OR BUSINESS ADDRESS

1251 Avenue of the Americas, New York, New York  10020.

(c).         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”).  John Paulson is the President and sole Director of Paulson & Co. Inc.

Information regarding the directors, executive officers and/or control persons of the Reporting Person (collectively, the “Instruction C Persons”) is set forth in Appendix I attached hereto.

(d), (e).                CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, neither the Reporting Person nor any Instruction C Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).         CITIZENSHIP

Paulson is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein by the Reporting Person were acquired pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated December 5, 2012 (the "Merger Agreement") by and among SuperMedia Inc. (“SuperMedia”), Dex One Corporation (“Dex One”), and other parties thereto.  Pursuant to the terms of the Merger Agreement, SuperMedia and Dex One combined into a new company, the Issuer.  Under the terms of the Merger Agreement, SuperMedia’s stockholders received 0.4386 shares of Issuer Common Stock for each share of SuperMedia common stock that they owned, and Dex One stockholders received 0.20 shares of Issuer Common Stock for each share of Dex One share they owned.  A total of approximately $166,415,991 was paid to acquire the securities that were exchanged for shares of Common Stock in the merger.  The consideration to acquire such securities was derived from available capital of the Funds managed by Paulson.

Item 4.  Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for the Funds for investment purposes in the ordinary course of business.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person and the Funds, market conditions or other factors.  The Reporting Person may communicate with the Issuer’s management and/or Board of Directors or with other shareholders or third parties to discuss any purposes, plans or proposals.

John Slater, an employee of Paulson, is a member of the Board of Directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) Amount beneficially owned: 1,878,927 (see Note 1)
                      Percent of class: 10.9%

               (b) Number of Common Shares as to which Paulson has:
 (i) Sole power to vote or direct the vote: 1,878,927 (see Note 1)
 (ii) Shared power to vote or direct the vote: 0
 (iii) Sole power to dispose or direct the disposition: 1,878,927 (see Note 1)
 (iv) Shared power to dispose or direct the disposition: 0

(c).  Except for the shares of Common Stock acquired pursuant to the merger described in Item 3 above, there have been no transactions in the Issuer’s Common Stock that were effected by the Reporting Person during the past sixty days.

(d).  Not applicable.

(e).  Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds.  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  The pecuniary interest of all securities reported in this Schedule is owned by the Funds.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I:                          Instruction C Person Information.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2013

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
                  Chief Compliance Officer

APPENDIX I
INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of Paulson & Co. Inc.

Name	Title and Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	President and Sole Director	1251 Avenue of the Americas New York, NY 10020	United States
Chris Bodak	Chief Financial Officer	1251 Avenue of the Americas New York, NY 10020	United States
Stuart Merzer	General Counsel and Chief Compliance Officer	1251 Avenue of the Americas New York, NY 10020	United States
Andrew Hoine	Director of Research	1251 Avenue of the Americas New York, NY 10020	United States
Putnam Coes	Chief Operating Officer	1251 Avenue of the Americas New York, NY 10020	United States